UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Board Composition Change

This current report on Form 6-K was furnished to announce that Ms. Nina Zhou, a Swiss Re designated director on the board of Waterdrop Inc. (the “Company” or “Waterdrop”), will step down due to her resignation from Swiss Re, effective on August 19, 2022. Ms. Zhou’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs. Following Ms. Zhou’s departure, the remaining eight (8) directors, including three (3) independent directors, will continue their services to the board of directors of the Company. The Company is in the process of appointing a new director to fill the vacancy. Swiss Re will recommend a candidate for the board’s consideration and approval.

Mr. Peng Shen, founder, chairman and chief executive officer of Waterdrop, said, “On behalf of the board of directors, I want to thank Nina for her valuable contributions to the Company and wish her all the best in her future endeavors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 19, 2022